November 20, 2007

United States Securities and Exchange Commission
Washington D.C 20549

RE: Nanobac Pharmaceuticals Statement on October 10, 2007 8-K filing and November 20, 2007 8-K Amended filing.

On November 16, 2007, the company received correspondence from the SEC requesting clarification on the company’s October 10, 2007 8-K, resignation of auditors. Based on this correspondence and SEC recommendations, the company is amending the 8-K. The following revisions are made:

Item 1: The disclosure in the third paragraph has been revised to include the dates of the interim period, January 1, 2007 through October 2, 2007; and

Item 2: The letter from Aidman Piser has been furnished and included as Exhibit 16.

In addition the following statement acknowledges that the company:

•	is responsible for the adequacy and accuracy of the disclosure in the filing
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Nanobac Management